As filed with the Securities and Exchange Commission on May 30, 2025

SEC File No. 812-15716

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of

PEKIN HARDY STRAUSS, INC.

APPLICATION FOR AN ORDER OF THE

COMMISSION PURSUANT TO SECTION 2(A)(9) OF THE INVESTMENT

COMPANY ACT OF 1940 DECLARING PRESUMPTION

CREATED BY THAT SECTION

REBUTTED BY EVIDENCE

Please direct all written or oral communications concerning this Application to:

Michael K. Renetzky, Esq.

Troutman Pepper Locke LLP

111 South Wacker Drive, Suite 4100

Chicago, IL 60606

(312) 443-1823

Email: michael.renetzky@troutman.com

Copy to:

Thomas V. Bohac, Esq.

Troutman Pepper Locke LLP

111 South Wacker Drive, Suite 4100

Chicago, IL 60606

(312) 443-0337

Email: tom.bohac@troutman.com

This Application consists of 10 pages.

The exhibit index appears on page 10.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of PEKIN HARDY STRAUSS, INC. 27 West Monroe Street, Suite 3625 Chicago, IL 60606	Application for an Order of the Commission pursuant to Section 2(a)(9) of the Investment Company Act of 1940 Declaring Presumption Created by that Section Rebutted by Evidence

I.	INTRODUCTION

Pekin Hardy Strauss, Inc. (“PHS”), an investment adviser registered with the U.S. Securities and Exchange Commission (the “Commission”), hereby applies for an Order of the Commission pursuant to Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “Act”), declaring that the presumption under Section 2(a)(9) has been rebutted by evidence described in this Application. In particular, the requested Order would declare rebutted the presumption that Adam Strauss’ ownership of PHS decreasing to 19.5% results in Adam Strauss no longer having “control” of PHS.

PHS serves as the investment manager for the Appleseed Fund (CIK number 0001199046) (the “Appleseed Fund”), a mutual fund registered under the Act. PHS is an employee-owned investment manager, with Joshua Strauss, Adam Strauss, and William Pekin currently owning 26.5% of PHS, and other employees owning less than 25% of the outstanding shares. Joshua Strauss and Adam Strauss each desire to sell a portion of their interests in PHS to William Pekin and Brandon Hardy, which would result in Joshua Strauss and Adam Strauss reducing their ownership of PHS to 25.5% and 19.5%, respectively (the “Proposed Ownership Change”).

As required by the Act, PHS’s investment management contract with the Appleseed Fund contains a provision that the contract will terminate if the contract is “assigned.” The term “assignment” is defined in the Act to include actual assignments of the contract. Additionally, the Act deems an assignment to occur when a controlling block of equity of the adviser is transferred. “Control” is defined in the Act to mean exercising a controlling influence over the management or policies of a company. It also includes a rebuttable presumption that an owner of an adviser that owns more than 25% of the equity of the adviser is presumed to control the adviser and an owner that owns less than 25% of the equity is presumed not to control the adviser. Finally, it provides that this presumption may be rebutted by evidence, but that the presumption continues unless an order is issued by the Commission determining that the presumption has been rebutted.

For the reasons set forth below, PHS believes, on the advice of counsel, that the Proposed Ownership Change would not result in Adam Strauss no longer having control of PHS, with the result that the Proposed Ownership Change would not constitute a change of control of PHS, and thus would not trigger an assignment of the investment management agreement with the Appleseed Fund. Accordingly, PHS respectfully requests that the Commission make a determination that the presumption that the Proposed Ownership Change would result in Adam Strauss no longer having “control” of PHS as such term is defined under the Act is rebutted.

II.	FACTUAL BACKGROUND

Capitalization of PHS:

PHS is currently owned 100% by its employees as follows:

Current Ownership Structure
Employee	Ownership Percentage
Joshua Strauss	26.5%
Adam Strauss	26.5%
William Pekin	26.5%
Brandon Hardy	13.5%
Aggregate of other employees	7%

As currently situated, each of Joshua Strauss, Adam Strauss, and William Pekin would be presumed to control PHS pursuant to Section 2(a)(9) of the Act.

Under the Proposed Ownership Change, Adam Strauss would sell seven percent (7.0%) of his ownership in PHS and Joshua Strauss would sell one percent (1.0%) of his ownership in PHS to William Pekin and Brandon Hardy, thus resulting in a new proposed ownership structure, which would be as follows:

New Proposed Ownership Structure
Employee	Ownership Percentage
William Pekin	29.5%
Joshua Strauss	25.5%
Adam Strauss	19.5%
Brandon Hardy	18.5%
Aggregate of other employees	7%

Management and Actual Control of PHS:

Currently Adam Strauss and Joshua Strauss serve as the Co-Chief Executive Officers of PHS and as members of the Board of Directors, and William Pekin and Brandon Hardy both serve as Senior Vice-Presidents and members of the Board of Directors. Following the Proposed Ownership Change, there will be no change in the officer or board roles of Adam Strauss, Joshua Strauss, William Pekin, or Brandon Hardy. Adam Strauss will continue to serve as co-Chief Executive Officer and as a director of PHS.

In addition, following the Proposed Ownership Change, the four named employee-owners of PHS (William Pekin, Joshua Strauss, Adam Strauss, and Brandon Hardy) would continue to own ninety-three percent (93%) of PHS collectively.

III.	REQUEST FOR RELIEF

By this Application, PHS seeks a determination that the presumption created under Section 2(a)(9) of the Act that a person who owns beneficially, either directly or through one or more controlled companies, less than twenty-five percent (25%) of the voting securities of a company shall be presumed not to control such company be rebutted with respect to the Proposed Ownership Change.

If Adam Strauss is presumed to no longer control PHS, this change of control would result in the deemed assignment of PHS’s investment advisory agreement with the Appleseed Fund under Section 2(a)(4) of the Act, resulting in the automatic termination of such investment advisory contract. PHS desires to obviate the need for a special meeting of the shareholders of the Fund and to avoid the burden and expense of soliciting proxies merely for the purpose of approving an investment advisory contract that would be identical to the existing investment advisory contract which already has been approved by the Appleseed Fund’s board of directors and shareholders in accordance with Section 15(a) of the Act, even though there would be no change to the terms of the investment advisory contract or to the investment policies, personnel, operations, or the actual control of PHS as a result of the Proposed Ownership Change. Thus, PHS respectfully requests that the Commission grant the Order requested herein.

IV.	BASIS FOR THE COMMISSION’S JURISDICTION AND JUSTIFICATION FOR DETERMINATION REQUESTED

Section 15(a)(4) of the Act provides:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company, and— … (4) provides, in substance, for its automatic termination in the event of its assignment.

The term “assignment” under Section 2(a)(4) of the Act “includes any direct or indirect transfer or hypothecation of a contract or chose in action by the assignor, or of a controlling block of the assignor’s outstanding voting securities by a security holder of the assignor….” While the term “controlling block” of the assignor’s outstanding voting securities by a security holder of the assignor is not defined under the Act, the term “control” is defined thereunder. Specifically, Section 2(a)(9) provides:

Control means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company. A natural person shall be presumed not to be a controlled person within the meaning of this title. Any such presumption may be rebutted by evidence, but except as hereinafter provided, shall continue until a determination to the contrary made by the Commission by order either on its own motion or on application by an interested person. If an application filed hereunder is not granted or denied by the Commission within sixty days after filing thereof, the determination sought by the application shall be deemed to have been temporarily granted pending final determination of the Commission thereon. The Commission, upon its own motion or upon application, may by order revoke or modify any order issued under this paragraph whenever it shall find that the determination embraced in such original order is no longer consistent with the facts.

Section 15(a)(4) was intended to prevent the trafficking in investment advisory contracts by ensuring that individuals entrusted with a fiduciary obligation to manage other people’s money did not assign that obligation, either directly or indirectly, without the consent of their clients. Moreover, the Commission has indicated that Section 15(a)(4) should not be rigidly and formalistically applied to transactions that do not “contain any of the abusive elements which Congress would have considered to be trafficking” in investment advisory contracts.1

[1]	Investment Company Act Release No. 10809 (Aug. 6, 1979).

Further, the definition of “control” includes the power to exercise a “controlling influence” over the management or policies of the company. A “controlling influence” means “something less than the absolute and complete domination inherent in the term ‘control’”2 and as “the act or process, or power of producing an effect which may be without apparent force or direct authority and is effective in checking or directing action or exercising restraint or preventing free action.”3 An important point that is noted in In re Investors Mutual, Inc. is that “those exercising a controlling influence need not necessarily be able to carry their point, since such influence may be effective without accomplishing its purpose fully.”4

In addition, PHS believes that it could rely on Rule 2a-6 with respect to future or anticipated transfers of ownership between and among William Pekin, Joshua Strauss, Adam Strauss, and Brandon Hardy to the extent that such transfers do not result in any one of the named employee-owners having a significant ownership interest in PHS or participating in the overall governance and oversight of PHS. Notwithstanding the foregoing, PHS desires the Commission order to provide additional certainty.

As defined above, Section 2(a)(9) of the Act establishes a rebuttable presumption that any person owning more than 25% of the voting securities of a company is considered to control such company. Conversely, Section 2(a)(9) of the Act also establishes a rebuttable presumption that any person owning less than 25% of the voting securities of a company is not considered to control such company. The Proposed Ownership Change would result in Adam Strauss reducing his ownership from 26.5% to 19.5% and the increase in ownership by William Pekin from 26.5% to 29.5% and Brandon Hardy from 13.5% to 18.5%. This would trigger the rebuttable presumption that Adam Strauss would no longer control PHS after the Proposed Ownership Change.

Notwithstanding the presumed change of control arising from the sale of shares of PHS by Adam Strauss, PHS does not believe that a change of control has occurred in fact. PHS believes that the presumption is rebutted for three determinative reasons: (1) Adam Strauss continues to control PHS due to his continued role as co-Chief Executive Officer of PHS, (2) Adam Strauss continues to share control of PHS as a member of the Board of Directors, each in the same manner as prior to the Proposed Ownership Change, and (3) Adam Strauss continues to be a significant shareholder in PHS (the third largest shareholder of PHS). These three reasons are determinative precisely because they indicate nothing will in fact change from a control perspective. As a result of the executive leadership team remaining unchanged after the Proposed Ownership Change, the day-to-day control and influence over the activities of PHS would remain the same. Because the Board of Directors will remain unchanged after the Proposed Ownership Change, the control and influence over the management and policies of PHS would remain the same. Because Adam Strauss will remain one of the top four shareholders of PHS, his input will still be actively sought for any matter requiring shareholder consent. Action by the Board of Directors will continue to require the consent of at least three of the directors. In addition, any vote of the shareholders of PHS will require the consent of at least two of the four key employee-owners (Adam Strauss, Joshua Strauss, William Pekin, and Brandon Hardy) – just as it does prior to the Proposed Ownership Change. As such, there will be no actual change in the control exercised by the ownership of PHS.

[2]	Kaneb Pipe Line Co., 43 SEC 976, 979 (1968).
[3]	In re Investors Mutual, Inc. et. al., SEC Rel. No. IC-4595, 42 S.E.C. 1071 (May 11, 1966).
[4]	Id.

It is important to note that while Section 2(a)(9) defines “‘control’ to be the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company” (emphasis added)5, the control that Adam Strauss exercises over PHS is only partially through his position as a co-Chief Executive Officer and director.6 His controlling influence over PHS is also felt through his significant equity ownership of PHS and his status as one of four key employee-owners who collectively control ninety-three percent (93%) of PHS both prior to and following the Proposed Ownership Change. The Company has been operated by the four principal employee-owners for a significant time, and as one of these four individuals Adam Strauss possesses significant influence over the Company, which influence should be taken into consideration when determining whether or not Adam Strauss possesses a “controlling influence” over the Company.7

In other instances where the SEC has found significant shareholders (i.e. over the 25% presumed control threshold) to not be control persons, it has frequently done so where such individuals are not actively involved in the management and operations of the business.8 In both In re Dimensional Fund Advisors, Inc. and In re Hartwell & Campbell Fund, Inc. et. al. the SEC found that a former executive who owned in excess of 25% of the voting securities of the adviser would not be deemed to control the adviser. This is distinct from the Proposed Ownership Change in that Adam Strauss will remain the co-Chief Executive Officer and a director following the decrease in his ownership.

Moreover, in In re Dimensional Fund Advisors, Inc., the SEC found that Rex A. Sinquefield, a director and executive officer of the investment adviser, controlled the adviser notwithstanding his presumptive lack of control by reason of his less than 25% ownership of equity securities of the adviser.9 Mr. Sinquefield and David G. Booth were the founders and principal executive officers of the adviser. They mutually made decisions for the adviser and shared in the day to day operations of the adviser. In connection with the determination the Mr. Sinquefield would continue to be deemed to control the adviser, particular emphasis was placed on his continued role as an executive of the adviser. In addition, the adviser agreed that were Mr. Sinquefield to own less than 12.5% of the voting interests of the adviser, or if together with his co-founder would own less than 25% of the voting interests of the adviser, then the presumption of non-control would no longer be rebutted.10

[5]	15 U.S.C. 80a-2(a)(9).
[6]

It should be noted that Adam Strauss’s role as co-Chief Executive Officer and Director should be taken into account in the overall calculus of determining whether or not he exercises a “controlling influence” over the Company. See Guy B. Masertiz, The Investment Company: A Study of Influence and Control in the Major Industrial Corporations, 11 B. C. L. Rev. 1 (1969) (“Other factors that may be taken into account in rebutting the. . . presumption [of or against control] include, but are not limited to, direct or indirect representation on the board of directors, and the ability to consistently implement major policy changes or major operational changes in the company.”

[7]

See In re Investors Mutual, Inc. et. al. (stating “In addition to voting power, historical, traditional or contractual associations of persons with companies or a dominating persuasiveness of one or more persons acting in concert or alone may form the basis of a finding of control.”)

[8]

See e.g. In re Dimensional Fund Advisors Inc., SEC Release IC-16808 (February 10, 1989) (control rebutted for a former co-founder who owned 30.23% following the co-founder’s employment); and In re Hartwell & Campbell Fund, Inc. et al., SEC Release IC-8415 (July 8, 1974) (control rebutted for a former president owning 33% of the parent corporation which owned all of the shares of the adviser).

[9]	In re Dimensional Fund Advisors Inc., SEC Release IC-16808 (February 10, 1989).
[10]	Id.

Similar to the case of Mr. Sinquefield, Adam Strauss has been, and will continue to be, a key executive officer of the Company and together with Joshua Strauss, William Pekin, and Brandon Hardy will continue to exercise significant influence over the operations of the Company. Following the Proposed Ownership Change, Adam Strauss will continue to own 19.5% of the voting securities of PHS (which is in excess of the 12.5% threshold providing in In re Dimensional Fund Advisors, Inc.). In addition, Adam Strauss and his brother Joshua Strauss will continue to hold 45% of the voting securities of PHS and Adam Strauss, Joshua Strauss, William Pekin, and Brandon Hardy will collectively continue to hold 93% of the voting securities of PHS.

Ultimately, the absence of any change in the day-to-day control and influence over the management or policies of PHS, taken together with the relatively small decrease in ownership of Adam Strauss in PHS and the concentration of the ownership change within the four named employee-owners, provides determinative evidence that there will not be an actual change of control as a result of the Proposed Ownership Change.

V.	PROCEDURAL COMPLIANCE

Pursuant to Rule 0-2(f) under the Act, PHS states that its address is 227 West Monroe Street, Suite 3625, Chicago, Illinois 60606. PHS further states that all communications or questions should be directed to Michael K. Renetzky, Esq., Troutman Pepper Locke, LLP, 111 S. Wacker Drive, Suite 4100, Chicago, Illinois 60606, email: Michael.renetzky@troutman.com, with copy to Thomas V. Bohac, Esq., Troutman Pepper Locke, LLP, 111 S. Wacker Drive, Suite 4100, Chicago, Illinois 60606, email: Tom.bohac@troutman.com.

Pursuant to Rule 0-2(c)(1) under the Act, PHS hereby states that the officer signing and filing this Application on behalf of PHS is fully authorized to do so, that under the provisions of the Applicant’s Articles of Incorporation and Bylaws, responsibility for the management of the affairs and business of PHS is vested in the board of directors, that by resolution duly adopted and attached to this Application and filed with the Commission on this day as Exhibit A, the board of directors of PHS has authorized any officer of PHS to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto. PHS states that the authorization described above remains in effect as of the date hereof and is applicable to the individual who has signed the Application. PHS further states PHS has complied with all requirements for the execution and filing of this Application in the name and on behalf of PHS. The verification required by Rule 0-2(d) under the Act is attached as Exhibit B hereto.

PHS requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

IN WITNESS HEREOF, PHS hereby caused this Application to be duly executed this 30th day of May, 2025

PEKIN HARDY STRAUSS, INC.

By	/s/ Joshua Strauss
Joshua Strauss

Exhibit Index

Exhibit A	Authorization/Certificate of Pekin Hardy Strauss, Inc.*

Exhibit B	Verification of Pekin Hardy Strauss, Inc.*

*	Previously filed.